Exhibit 99.2
Noah Holdings Limited
Unaudited Interim Condensed Consolidated Financial Statements
As of December 31, 2021 and March 31, 2022 and for the three months ended March 31, 2021 and 2022
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Unaudited Interim Condensed Consolidated Balance Sheets as of December 31, 2021 and March 31, 2022	2
Unaudited Interim Condensed Consolidated Statements of Operations for the three months ended March 31, 2021 and 2022	4
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income for the three months ended March 31, 2021 and 2022	6
Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the three months ended March 31, 2021 and 2022	7
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2021 and 2022	8
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	10

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Amount in Thousands, Except Share and Per Share Data)

Notes	As of		
		December 31, 2021	March 31, 2022	March 31, 2022
		RMB	RMB	US$
Assets				
Current assets:				
Cash and cash equivalents	*2(e)*	3,404,603	3,899,892	615,193
Restricted cash		510	512	81
Short-term investments (including short-term investments measured at fair value of RMB63,515 and RMB44,722 as of December 31, 2021 and March 31, 2022, respectively)	*4*	92,803	64,347	10,150
Accounts receivable, net of allowance for credit losses of RMB458 and RMB1,288 as of December 31, 2021 and March 31, 2022, respectively	*2(h)*	808,029	396,485	62,544
Amounts due from related parties, net of allowance for credit losses of RMB30,128 and RMB30,021 as of December 31, 2021 and March 31, 2022, respectively	*2(h)*	451,389	532,533	84,005
Loans receivable, net of allowance for credit losses of RMB93,926 and RMB84,111 as of December 31, 2021 and March 31, 2022, respectively	*9*	595,766	578,355	91,233
Other current assets		163,710	170,813	26,945
Total current assets		**5,516,810**	**5,642,937**	**890,151**
Long-term investments (including long-term investments measured at fair value of RMB457,284 and RMB551,670, as of December 31, 2021 and March 31, 2022, respectively)	*4*	668,572	699,174	110,292
Investment in affiliates	*6*	1,402,083	1,430,346	225,632
Property and equipment, net		2,580,935	2,544,521	401,388
Operating lease right-of-use assets, net	*10*	223,652	212,993	33,599
Deferred tax assets	*8*	335,905	335,911	52,989
Other non-current assets, net of allowance for credit losses of RMB4,000 and RMB4,000 as of December 31, 2021 and March 31, 2022, respectively	*2(h)*	161,832	162,206	25,587
Total Assets		**10,889,789**	**11,028,088**	**1,739,638**
Liabilities and Equity				
Current liabilities: (including amounts of the consolidated VIEs without recourse to Noah Holdings Private Wealth and Asset Management Limited See *Note 2(b)*)				
Accrued payroll and welfare expenses		946,547	880,353	138,872
Income tax payable		190,260	236,915	37,372
Deferred revenues		63,631	79,970	12,615
Contingent liabilities	*17*	433,345	431,080	68,001
Other current liabilities	*7*	649,255	518,214	81,746
Total current liabilities		**2,283,038**	**2,146,532**	**338,606**

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)
(Amount in Thousands, Except Share and Per Share Data)
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amount in Thousands, Except Share and Per Share Data)

Notes	Three Months Ended March 31,		
		2021	2022	2022
		RMB	RMB	US$
Revenues:				
Revenues from others				
One-time commissions		278,704	81,154	12,802
Recurring service fees		220,513	193,379	30,505
Performance-based income		276,524	142,911	22,544
Other service fees		23,713	38,760	6,114
Total revenues from others		799,454	456,204	71,965
Revenues from funds Gopher manages				
One-time commissions		46,146	21,155	3,337
Recurring service fees		256,697	293,052	46,228
Performance-based income		128,556	32,067	5,058
Total revenues from funds Gopher manages		431,399	346,274	54,623
Total revenues	*2(f)*	**1,230,853**	**802,478**	**126,588**
Less:VAT related surcharges and other taxes		(6,117)	(6,786)	(1,070)
Net revenues		**1,224,736**	**795,692**	**125,518**
Operating cost and expenses:				
Compensation and benefits				
Relationship manager compensation		(206,872)	(109,995)	(17,351)
Other compensations		(375,253)	(247,910)	(39,107)
Total compensation and benefits		(582,125)	(357,905)	(56,458)
Selling expenses		(83,455)	(59,906)	(9,450)
General and administrative expenses		(80,285)	(58,207)	(9,182)
(Provision for) reversal of credit losses	*2(h)*	(3,407)	9,198	1,451
Other operating expenses, net		(27,088)	(29,635)	(4,675)
Government subsidies		54,014	14,558	2,296
Total operating cost and expenses		**(722,346)**	**(481,897)**	**(76,018)**
Income from operations		**502,390**	**313,795**	**49,500**
Other income:				
Interest income		22,927	12,637	1,993
Investment income		34,361	25,373	4,002
Other expense		(486)	(278)	(44)
Total other income		**56,802**	**37,732**	**5,951**

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)
(Amount in Thousands, Except Share and Per Share Data)

Notes	Three Months Ended March 31,		
		2021	2022	2022
		RMB	RMB	US$
Income before taxes and income from equity in affiliates		**559,192**	**351,527**	**55,451**
Income tax expense	*8*	(129,846)	(77,336)	(12,199)
Income from equity in affiliates		23,513	30,020	4,736
Net income		**452,859**	**304,211**	**47,988**
Less: net income attributable to non-controlling interests		(1,234)	(1,031)	(163)
Net income attributable to Noah Holdings Private Wealth and Asset Management Limited shareholders		**454,093**	**305,242**	**48,151**
Net income per share:	*3*			
Basic		13.54	9.08	1.44
Diluted		13.44	9.04	1.42
Weighted average number of shares used in computation:				
Basic		33,545,890	33,617,635	33,617,635
Diluted		33,786,019	33,740,413	33,740,413

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Amount in Thousands)

| | Notes | Three Months Ended March 31, | | |
|---|---|---|---|---|
| | | 2021 | 2022 | 2022 |
| | | RMB | RMB | US$ |
| Net income | | 452,859 | 304,211 | 47,988 |
| Other comprehensive income, net of tax | | | | |
| Foreign currency translation adjustments | *2(g)* | 8,409 | (9,148) | (1,443) |
| Total other comprehensive income, net of tax | | 461,268 | 295,063 | 46,545 |
| **Comprehensive income** | | | | |
| Less: comprehensive income attributable to non-controlling interests | | (1,201) | (882) | (139) |
| **Comprehensive income attributable to Noah Holdings Private Wealth and Asset Management Limited shareholders** | | **462,469** | **295,945** | **46,684** |

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Amount in Thousands, Except for Share Data)

| | Class A Ordinary Shares | | Class B Ordinary Shares | | Treasury Stock | | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Loss | Total Noah Holdings Private Wealth and Asset Management Limited Shareholders' Equity | Non-controlling Interests | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | RMB | Shares | RMB | Shares | RMB | RMB | RMB | RMB | RMB | RMB | RMB |
| **Balance at January 1, 2021** | **22,773,542** | **76** | **8,315,000** | **28** | **(544,202)** | **(290,913)** | **3,565,667** | **3,989,767** | **(79,114)** | **7,185,511** | **91,860** | **7,277,371** |
| Net income | - | - | - | - | - | - | - | 454,093 | - | 454,093 | (1,234) | 452,859 |
| Share-based compensation | - | - | - | - | - | - | 10,144 | - | - | 10,144 | - | 10,144 |
| Treasury stock reissued for vesting of restricted shares, net | - | - | - | - | 13,267 | 7,570 | (1,325) | (6,245) | - | - | - | - |
| Treasury stock reissued for stock options exercised, net | - | - | - | - | 3,421 | 1,952 | (322) | (365) | - | 1,265 | - | 1,265 |
| Other comprehensive income – foreign currency translation adjustments | - | - | - | - | - | - | - | - | 8,376 | 8,376 | 33 | 8,409 |
| Acquisition of non-controlling interests in subsidiaries | - | - | - | - | - | - | (187,090) | - | - | (187,090) | 15,238 | (171,852) |
| Repurchase of ordinary shares | - | - | - | - | (572,683) | (363,073) | - | - | - | (363,073) | - | (363,073) |
| **Balance at March 31, 2021** | **22,773,542** | **76** | **8,315,000** | **28** | **(1,100,197)** | **(644,464)** | **3,387,074** | **4,437,250** | **(70,738)** | **7,109,226** | **105,897** | **7,215,123** |
| | | | | | | | | | | | | |
| **Balance at January 1, 2022** | **22,683,970** | **76** | **8,315,000** | **28** | **(919,515)** | **(541,379)** | **3,534,741** | **5,187,323** | **(140,014)** | **8,040,775** | **100,866** | **8,141,641** |
| Net income | - | - | - | - | - | - | - | 305,242 | - | 305,242 | (1,031) | 304,211 |
| Share-based compensation | - | - | - | - | - | - | 10,846 | - | - | 10,846 | - | 10,846 |
| Treasury stock reissued for vesting of restricted shares, net | - | - | - | - | 4,854 | 2,809 | (477) | (2,332) | - | - | - | - |
| Treasury stock reissued for stock options exercised, net | - | - | - | - | 2,709 | 1,567 | (266) | (607) | - | 694 | - | 694 |
| Other comprehensive income (loss) – foreign currency translation adjustments | - | - | - | - | - | - | - | - | (9,297) | (9,297) | 149 | (9,148) |
| Receipt of employees' shares to satisfy tax withholding obligations related to share-based compensation | - | - | - | - | (271) | (257) | - | - | - | (257) | - | (257) |
| Return of non-controlling interests of subsidiaries | - | - | - | - | - | - | (3,333) | - | - | (3,333) | 333 | (3,000) |
| Divestment of non-controlling interests | - | - | - | - | - | - | - | - | - | - | (1,000) | (1,000) |
| **Balance at March 31, 2022** | **22,683,970** | **76** | **8,315,000** | **28** | **(912,223)** | **(537,260)** | **3,541,511** | **5,489,626** | **(149,311)** | **8,344,670** | **99,317** | **8,443,987** |

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amount in Thousands)

For the three Months Ended March 31,		
	2021	2022	2022
	RMB	RMB	US$
Cash flows from operating activities:			
Net income	452,859	304,211	47,988
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss from disposal of property and equipment	20	612	97
Depreciation expense	24,272	40,357	6,366
Non-cash lease expenses	20,344	23,178	3,656
Share-based compensation expenses	10,144	10,846	1,711
Income from equity in affiliates, net of dividends	(8,822)	(7,957)	(1,255)
Provision for (reversal of) credit losses	3,407	(9,198)	(1,451)
Changes in investment fair value in the consolidated funds	–	1,837	290
Fair value changes of equity investments measured at fair value	(31,898)	(31,186)	(4,919)
Changes in operating assets and liabilities:			
Accounts receivable	(9,963)	410,514	64,758
Amounts due from related parties	(189,319)	(78,733)	(12,420)
Other current assets	(4,587)	(7,103)	(1,120)
Other non-current assets	(18,172)	(1,229)	(194)
Accrued payroll and welfare expenses	138,398	(66,194)	(10,442)
Income taxes payable	103,741	46,655	7,360
Deferred revenues	13,529	16,339	2,577
Other current liabilities	15,646	(122,728)	(19,360)
Other non-current liabilities	(10)	(16,089)	(2,538)
Contingent liabilities	2,179	(2,265)	(357)
Lease assets and liabilities	(26,543)	(24,118)	(3,805)
Trading debt securities	–	14,727	2,323
Deferred tax assets and liabilities	715	(1,292)	(204)
Net cash provided by operating activities	**495,940**	**501,184**	**79,061**
Cash flows from investing activities:			
Purchases of property and equipment	(11,761)	(4,134)	(652)
Proceeds from redemption of held-to-maturity investments	–	9,662	1,524
Purchases of available-for-sale investments	(15,000)	–	–
Proceeds from sale or redemption of available-for-sale investments	147	2,800	442
Purchases of short-term equity securities	–	(1,701)	(268)
Proceeds from sale of short-term equity securities	–	3,800	599
Purchase of other long-term investments	(5,302)	(962)	(152)
Proceeds from sale of other long-term investments	3,821	–	–
Purchase of investments held by consolidated funds	–	(2,753)	(434)
Loans to related parties	(10,668)	(6,280)	(991)
Principal collection of loans to related parties	4,768	3,869	610
Loans disbursement to third parties	(177,396)	(82,838)	(13,066)
Principal collection of loans originated to third parties	134,944	111,302	17,557
Increase in investments in affiliates	(67,638)	(31,362)	(4,947)
Capital return from investments in affiliates	75,211	7,938	1,252
Net cash (used in) provided by investing activities	**(68,874)**	**9,341**	**1,474**

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(Amount in Thousands)

Three Months Ended March 31,		
	2021	2022	2022
	RMB	RMB	US$
Cash flows from financing activities:			
Proceeds from issuance of ordinary shares upon exercise of stock options	1,265	694	109
Return of non-controlling interests of subsidiaries	–	(3,000)	(473)
Payments to acquire non-controlling interests in subsidiaries	(171,852)	–	–
Divestment of non-controlling interests	–	(1,000)	(158)
Payments for purchase of properties after three months	–	(8,752)	(1,381)
Payment for repurchase of ordinary shares	(372,376)	–	–
Net cash used in financing activities	**(542,963)**	**(12,058)**	**(1,903)**
Effect of exchange rate changes	15,004	(3,176)	(501)
Net (decrease) increases in cash, cash equivalents and restricted cash	(100,893)	495,291	78,131
Cash, cash equivalents and restricted cash — beginning of the period	5,022,704	3,412,613	538,326
Cash, cash equivalents and restricted cash — end of the period	4,921,811	3,907,904	616,457
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	25,991	31,876	5,028
Supplemental disclosure of non-cash investing and financing activities:			
Purchase of property and equipment in accounts payable	1,245	36,289	5,724
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	8,482	16,629	2,623
Reconciliation to amounts on interim condensed consolidated balance sheets:			
Cash and cash equivalents–end of the period	4,904,316	3,899,892	615,193
Restricted cash	9,995	512	81
Restricted cash — non-current included in other non-current assets	7,500	7,500	1,183
Total cash, cash equivalents and restricted cash — end of the period	4,921,811	3,907,904	616,457

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(In Thousands Renminbi, except for share and per share data, or otherwise stated)
1.
ORGANIZATION AND PRINCIPAL ACTIVITIES

Noah Holdings Private Wealth and Asset Management Limited (“Company”) was incorporated on June 29, 2007 in the Cayman Islands with limited liability. The Company, through its subsidiaries and consolidated variable interest entities (“VIEs”) (collectively, the “Group”), is a leading and pioneer wealth management service provider in the People’s Republic of China (“PRC”) offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net wealth (“HNW”) investors. The Group began offering services in 2005 through Shanghai Noah Investment Management Co., Ltd. (“Noah Investment”), a consolidated VIE, founded in the PRC in August 2005.
2.
SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a)
Basis of Presentation

The accompanying interim condensed consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information.
The interim condensed consolidated financial statements, including these notes, are unaudited and exclude some of the disclosures required by U.S. GAAP for the consolidated financial statements. Certain information and note disclosures normally included in the Group’s annual financial statements prepared in accordance with
U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The condensed consolidated balance sheet as of December 31, 2021 was derived from the audited consolidated financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and management believes it has made all necessary adjustments (consisting of only normal recurring items) so that the interim condensed consolidated financial statements are presented fairly and that estimates made in preparing its interim condensed consolidated financial statements are reasonable and prudent. These interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes as of and for the years ended December 31, 2019, 2020 and 2021. The operating results presented for interim periods are not necessarily indicative of the results that may be expected for any other interim period or for the entire year.
(b)
Principles of Consolidation

The interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and consolidated VIEs. All inter-company transactions and balances have been eliminated upon consolidation.
A consolidated subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to: appoint or remove the majority of the members of the board of directors; cast a majority of votes at the meeting of the board of directors; or govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.
U.S. GAAP provides guidance on the identification and financial reporting for entities over which control is achieved through means other than voting interests. The Group evaluates each of its interests in private companies to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receives the economic benefits of the VIE that could be significant to the VIE. The consolidation guidance requires an analysis to determine (i) whether an entity in which the Group holds a variable interest is a VIE and (ii) whether the Group’s involvement, through holding interests directly or indirectly in the entity or contractually through other variable interests (for example, management and performance income), would give it a controlling financial interest. If deemed the primary beneficiary, the Group consolidates the VIE.
Consolidation through contractual arrangements
The Company had been engaged in the asset management business through contractual arrangements among its PRC subsidiary, Shanghai Noah Investment (Group) Co., Ltd (“Noah Group”), its PRC VIE, Noah Investment, and Noah Investment’s shareholders (“Registered Shareholders”). The Group relies on the contractual agreements with Noah Investment and the Registered Shareholders for a portion of its operations in the PRC, including the Group’s asset management business. Because of the contractual arrangements, the Company is able to consolidate the financial results of Noah Investment and its operating subsidiaries.
Since the Company does not have any equity interests in Noah Investment, in order to exercise effective control over its operations, the Company, through its wholly owned subsidiary Noah Group, entered into a series of contractual arrangements with Noah Investment and its shareholders, pursuant to which the Company is entitled to receive effectively all economic benefits generated from Noah Investment shareholders’ equity interests in it.
Consolidation of investment funds
In evaluating whether the investment funds in the legal form of limited partnership the Group manages as general partner are VIEs or not, the Group firstly assesses whether a simple majority or lower threshold of limited partnership interests, excluding interests held by the general partner, parties under common control of the general partner, or parties acting on behalf of the general partner, have substantive kick-out rights or participating rights. If such rights exist, the limited partnership is not deemed as a VIE and no further analysis will be performed. If the limited partnership is assessed to be a VIE, the Group will further assess whether there is any interest it has constituted a variable interest. The Group concludes that the service fees it earns, including carried interest earned in the capacity of general partner, are commensurate with the level of effort required to provide such services and are at arm’s length and therefore are not deemed as variable interests. Before 2015, all limited partnerships the Group managed as general partner had substantive kick-out rights exercisable by a simple-majority of non-related limited partners and therefore were not deemed as VIEs. Since 2015, not all the newly formed limited partnerships the Group manages as general partners have substantive kick-out rights exercisable by a simple-majority of non-related limited partners and therefore constitute VIEs. The Group performed a quantitative analysis to determine if its interest could absorb losses or receive benefits that could potentially be significant to the VIEs and if it would be deemed to be the primary beneficiary of the VIEs. Such limited partnerships are deemed as VIEs not consolidated by the Group if the general partner interest to absorb losses or receive benefits is not potentially significant to the VIEs.
The Group also manages contractual funds as fund manager and earns management fee and/or performance-based income. The contractual funds are VIEs as the fund investors do not have substantive kick-out rights or participating rights. The Group from time to time invested in the contractual funds it manages for investment income. Such investments constitute variable interests to the contractual funds.
The Group determines whether it is a primary beneficiary of a VIE when it initially involves with a VIE and reconsiders that conclusion when facts and circumstances change.
The Group does not provide performance guarantees and has no other financial obligation to provide funding to consolidated VIEs other than its own capital commitments.
The following amounts of Noah Investment and its subsidiaries and the consolidated funds were included in the Group’s interim condensed consolidated financial statements and are presented before the elimination of intercompany transactions with the non-VIE subsidiaries of the Group.

*
Amounts due to the Group’s subsidiaries are eliminated in the process of preparing the interim condensed consolidated balance sheets.

(1)
The total revenues include intragroup transactions amounted to RMB3,118 and RMB9,781 for the three months ended March 31, 2021 and 2022, respectively, which were eliminated in the process of preparing the interim condensed consolidated statements of operations.

(2)
The total operating cost and expenses include intragroup transactions amounted to RMB31,803 and RMB38,440 for the three months ended March 31, 2021 and 2022, respectively, which were eliminated in the process of preparing the interim condensed consolidated statements of operations.

(3)
Cash flows provided by operating activities for the three months ended March 31, 2021 and 2022 include amounts due to the Group’s subsidiaries of RMB427,040 and RMB445,617.

The VIEs contributed an aggregate of 21.2% and 30.1% of the consolidated net revenues for the three months ended March 31, 2021 and 2022, respectively and an aggregate of 21.9% and 27.9% of the consolidated net income for the three months ended March 31, 2021 and 2022, respectively. As of December 31, 2021 and March 31, 2022, the VIEs accounted for an aggregate of 30.6% and 32.8%, respectively, of the consolidated total assets.
There are no consolidated assets of the VIEs and their subsidiaries that are collateral for the obligations of the VIEs and their subsidiaries and can only be used to settle the obligations of the VIEs and their subsidiaries, except for the cash held by the consolidated funds of which cash could only be used by the consolidated funds. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Group in the form of loans and advances or cash dividends.
As of December 31, 2021 and March 31, 2022, the Group had some variable interests in various investment funds and contractual funds that were VIEs but were not consolidated by the Group as the Group was not determined to be the primary beneficiary of the funds. The maximum potential financial statement loss the Group could incur if the investment funds and contractual funds were to default on all of their obligations is
(i) the loss of value of the interests in such investments that the Group holds, including equity investments recorded in investments in affiliates as well as debt securities investments recorded in short-term investments and long-term investments in the consolidated balance sheet, and (ii) any management fee and/or carried interest receivables as well as loans to the funds recorded in amounts due from related parties. The following table summarizes the Group’s maximum exposure to loss associated with identified non-consolidated VIEs in which it holds variable interests as of December 31, 2021 and March 31, 2022, respectively.
The Group has not provided other form of financial support to these non-consolidated VIEs during the three months ended March 31, 2021 and 2022, and had no liabilities, contingent liabilities, or guarantees (implicit or explicit) related to these non-consolidated VIEs as of December 31, 2021 and March 31, 2022.
(c)
Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group’s interim condensed consolidated financial statements include assumptions used to determine valuation allowance for deferred tax assets, allowance for credit losses, fair value measurement of underlying investment portfolios of the funds that the Group invests, fair value of financial instruments, assumptions related to the consolidation of entities in which the Group holds variable interests, assumptions related to the valuation of share-based compensation, variable consideration for revenue recognition, impairment of long-term investments, impairment of long-lived assets, determination of the incremental borrowing rates used for operating lease liabilities and loss contingencies.
(d)
Concentration of Credit Risk

The Group is subject to potential significant concentrations of credit risk consisting principally of cash and cash equivalents, accounts receivable, amounts due from related parties, loans receivable, investments and receivables from financing lease service. All of the Group’s cash and cash equivalents and more than half of investments are held at financial institutions, Group’s management believes, to be high credit quality. The Group also invests in equity securities of private companies, of which no single equity security accounted for more than 3% of total assets as of December 31, 2021 and March 31, 2022. In addition, the Group’s investment policy limits its exposure to concentrations of credit risk.
Credit of lending business is controlled by the application of credit approvals, limits and monitoring procedures. To minimize credit risk, the Group requires collateral in form of right to securities. The Group identifies credit risk on a customer by customer basis. The information is monitored regularly by management.
There was an investment product provider which accounted for 18.5% and 11.9% of the Group’s total revenues for the three months ended March 31, 2021 and 2022, respectively, other than which, no investment product providers accounted for 10% or more of total revenues.
(e)
Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits, money market funds and mutual funds, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased, presenting insignificant risk of changes in value.
As of December 31, 2021 and March 31, 2022, cash and cash equivalents of RMB24,806 and RMB19,599, respectively, was held by the consolidated funds. Cash and cash equivalents held by the consolidated funds represents cash that, although not legally restricted, is not available to general liquidity needs of the Group as the use of such funds is generally limited to the investment activities of the consolidated funds.
(f)
Revenue Recognition

Under the guidance of ASC 606, the Group is required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when (or as) the Group satisfies its performance obligation. In determining the transaction price, the Group has included variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur. Revenues are recorded, net of sales related taxes and surcharges.
The following table summarizes the Group’s main revenues streams from contracts with its customers:
Disaggregation of revenue
The Group derives revenue primarily from one-time commissions, recurring service fees and performance- based income paid by clients or investment product providers. The following tables show, by segment, revenue from contracts with customers disaggregated by service lines for the three months ended March 31, 2021 and 2022:

Three Months Ended March 31, 2021 (Amount in Thousands)			
	Wealth Management Business	Assets Management Business	Other Businesses	Total
	RMB	RMB	RMB	RMB
One-time commissions	**294,733**	**30,117**	**–**	**324,850**
Recurring service fees	**315,290**	**161,920**	**–**	**477,210**
Performance-based income	**327,250**	**77,830**	**–**	**405,080**
Other service fees	**14,017**	**1,390**	**8,306**	**23,713**
Lending services	–	–	8,282	8,282
Other services[(1)]	14,017	1,390	24	15,431
Total revenues	**951,290**	**271,257**	**8,306**	**1,230,853**

	Three Months Ended March 31, 2022 (Amount in Thousands)			
	Wealth Management Business	Assets Management Business	Other Businesses	Total
	RMB	RMB	RMB	RMB
One-time commissions	**93,013**	**9,296**	**–**	**102,309**
Recurring service fees	**312,250**	**174,181**	**–**	**486,431**
Performance-based income	**156,779**	**18,199**	**–**	**174,978**
Other service fees	**19,113**	**–**	**19,647**	**38,760**
Lending services	–	–	10,269	10,269
Other services[(1)]	19,113	–	9,378	28,491
Total revenues	**581,155**	**201,676**	**19,647**	**802,478**

(1)
The Group also provides other services including education services, family trust and other services.

For the Group’s revenues generated by the different geographic location, please see Note 15 segment information.
One-time commissions
The Group earns one-time commissions from fund raising services provided to clients or investment product providers. The Group enters into one-time commission agreements with clients or investment product providers which specify the key terms and conditions of the arrangement. One-time commissions are separately negotiated for each transaction and generally do not include rights of return, credits or discounts, rebates, price protection or other similar privileges, and typically paid on or shortly after the transaction is completed. Upon establishment of an investment product, the Group earns one-time commission from clients or investment product providers, calculated as a percentage of the investment products purchased by its clients. The Group defines the “establishment of an investment product” for its revenue recognition purpose as the time when both of the following two criteria are met: (1) the investor referred by the Group has entered into a purchase or subscription contract with the relevant product provider and, if required, the investor has transferred a deposit to an escrow account designated by the product provider and (2) the product provider has issued a formal notice to confirm the establishment of an investment product. After the contract is established, there are no significant judgments made when determining the one-time commission price. Therefore, one-time commissions is recorded at point in time when the investment product is established. For certain contracts that require a portion of the payment be deferred until the end of the investment products’ life or other specified contingency, the Group evaluates each variable consideration and recognizes revenue only when the Group concludes that it is probable that changes in its estimate of such consideration will not result in significant reversals of revenue in subsequent periods.
The Group earns one-time commissions from insurance companies by referring clients to purchase the insurance products from them, and recognizes revenues when the underlying insurance contracts become effective. The Group is also entitled to subsequent renewal commissions under certain contracts, and does not identify any additional performance obligation. The renewal commission is treated as variable consideration and the Group estimates the consideration incorporating a constraint applied to renewal. Revenue related to the variable consideration is recorded when it is probable that a significant reversal of revenue recognized will not occur.
Recurring service fees
The Group also provides investment management services to investment funds and other vehicles in exchange for recurring service fees. Recurring service fees are determined based on the types of investment products the Group distributes and/or manages and are calculated as either (i) a percentage of the total capital commitments of investments made by the investors or (ii) as a percentage of the fair value of the total investment in the investment products, calculated daily. These customer contracts require the Group to provide investment management services, which represents a performance obligation that the Group satisfies over time. After the contract is established, there are no significant judgments made when determining the transaction price. As the Group provides these services throughout the contract term, for either method of calculating recurring service fees, revenue is calculated on a daily basis over the contract term. Recurring service agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges. Payment of recurring service fees are normally on a regular basis (typically quarterly or annually) and are not subject to clawback once determined.
Performance-based income
In a typical arrangement in which the Group serves as fund manager, and in some cases in which the Group serves as distributor, the Group is entitled to a performance-based fee based on the extent by which the fund’s investment performance exceeds a certain threshold based on the contract term. Such performance-based fees earned based on the performance of the underlying fund are a form of variable consideration in its contracts with customers to provide investment management services. Those performance-based income is typically calculated and distributed when the cumulative return of the fund can be determined. Performance-based income will not be recognized as revenue until (a) it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur, or (b) the uncertainty associated with the variable consideration is subsequently resolved. At each reporting date, the Group updates its estimate of the transaction price and concludes that it cannot include its estimate of performance-based income in the transaction price because performance-based income has various possible consideration amounts and the experience that the Group has with similar contracts is of little predictive value in determining the future performance of the funds, thus the Group cannot conclude that it is probable that a significant reversal in the cumulative amount of revenue recognized would not occur.
Other service fees
The Group mainly derived other service fees from lending services, investor education services and other services.
Revenue from lending services represents interest income from loan origination services, and is recognized monthly in accordance with their contractual terms and recorded as part of other service fees in the consolidated statement of operations. The Group does not charge prepayment penalties from its customers.
The Group also provides investor education services, offering various types of training programs to HNW individuals and their families. Such programs normally last several days. The service fees charged to the attendees are not refundable. The revenues are recognized at point in time when the service is completed considering the programs normally last only for a few days.
Transaction price allocation
For certain contracts that the Group provides both fund raising and investment management services involving two separate performance obligations which belong to two major streams (i.e., one time and recurring services), the Group allocates transaction price between these two performance obligations at the relative stand-alone selling price (“SSP”). Judgment is required to determine the SSP for each distinct performance obligation. As the service fee rate for each service contained in the contract is typically negotiated separately, the Group determines that those fee rates are generally consistent with SSP, and can be deemed as the transaction price allocated to each performance obligation.
Accounts receivable
Timing of revenue recognition may differ from the timing of invoicing to customers. Amounts due from related parties (receivables from funds that Gopher manages) and accounts receivable represent amounts invoiced or the Group has the right to invoice, and revenue recognized prior to invoicing when the Group has satisfied its performance obligations and has the unconditional right to consideration. As the Group is entitled to unconditional right to consideration in exchange for services transferred to customers, the Group therefore does not recognize any contract asset. The balances of accounts receivable as of March 31, 2022 were substantially within one year.
Contract liability
Contract liability (deferred revenue) relates to unsatisfied performance obligations at the end of each reporting period which consists of cash payment received in advance for recurring service fees and/or from customers of investment management services. The prepayment was normally paid on a quarterly basis and the majority of the performance obligations are satisfied within one year. The amount of revenue recognized for the three months ended March 31, 2021 and 2022 that was included in deferred revenue balance at the beginning of the year was RMB45.1 million and RMB21.3 million, respectively.
Practical expedients
The Group has used the following practical expedients as allowed under ASC 606:
The Group expenses sales commissions as incurred when the amortization period is one year or less. Sales commission expenses are recorded within “Relationship manager compensation” in the interim condensed consolidated statements of operations.
The Group assessed and concluded that there is no significant financing component given that the period between performance and payment is generally one year or less.
The Group has also applied the practical expedient for certain revenue streams to not disclose the value of remaining performance obligations for (i) contracts with an original expected term of one year or less or (ii) contracts for which the Group recognizes revenue in proportion to the amount the Group has the right to invoice for services performed.
(g)
Foreign Currency Translation

The Company’s reporting currency is Renminbi (“RMB”). The Company’s functional currency is the United States dollar (“U.S. dollar or US$”). The Company’s operations are principally conducted through the subsidiaries and VIEs located in the PRC where RMB is the functional currency. For those subsidiaries and VIEs which are not located in the PRC and have the functional currency other than RMB, the financial statements are translated from their respective functional currencies into RMB.
Assets and liabilities of the Group’s overseas entities denominated in currencies other than the RMB are translated into RMB at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income (loss) in the interim condensed consolidated statements of comprehensive income (loss).
Translations of amounts from RMB into US$ are included solely for the convenience of the readers and have been made at the rate of US$1 = RMB6.3393 on March 31, 2022, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

(h)
Allowance for credit losses

The Group utilizes a current expected credit losses model for financial instruments measured at amortized cost, including loans receivable, amount due from related parties, accounts receivable and other receivable, and held-to-maturities debt investments. CECL estimates on those financial instruments are recorded as allowance for credit losses on the Group’s interim condensed consolidated statements of operations. The Group continues to monitor the financial implications of the COVID-19 pandemic and regulatory change of certain industries on expected credit losses.
Allowance for loan losses.   The expected loss is computed for each loan on an individual basis considering its own risk characteristics. For loans secured by investment products issued by the Group, the expected loss is estimated using a probability of default and loss given assumption derived from a statistical model which incorporates the estimated value of collaterals, term of the loan and historical loss information. For loans secured by real estate properties, the expected loss is derived using discounted cash flow methodology. The projection of cash flows is determined by a combination of factors including the value of collaterals, historical collection experience, industry recovery rates of loans with similar risk characteristics and other available relevant information about the collectability of cash flows.
The Group estimates the allowance for loan losses on a quarterly basis and qualitatively adjusts model results, if needed, for risk factors that are not considered within the models, which are relevant in assessing the expected credit losses within the loan balances. Charge-offs of principal amounts, net of recoveries are deducted from the allowance. The changes of allowances for loan losses are detailed in Note 9.
Allowance for accounts receivable and other financial assets.   The Group has identified the relevant risk characteristics of accounts receivable and amounts due from related parties which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include types of investment products that the Group distributes, the NAV of underlying funds and payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. When specific customers are identified as no longer sharing the same risk profile as their current pool, they are removed from the pool and evaluated separately. This is assessed at each quarter based on the Group’s specific facts and circumstances. Accounts are written off against the allowance when it becomes evident that collection will not occur.
The Group evaluates CECL on other forms of financial assets, including other current assets and other non-current assets with the similar approach of accounts receivable.
The following table summarizes the changes of allowances for each category of affected assets:
(i)
Recently Adopted Accounting Pronouncements

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832) — Disclosures by Business Entities about Government Assistance. The amendments in this ASU require disclosures about transactions with a government that have been accounted for by analogizing to a grant or contribution accounting model to increase transparency about (1) the types of transactions, (2) the accounting for the transactions, and (3) the effect of the transactions on an entity’s financial statements. The amendments in this ASU are effective for all entities within their scope for financial statements issued for annual periods beginning after December 15, 2021. The Group has adopted this guidance since January 1, 2022 and the adoption does not have a material impact on its interim condensed consolidated financial statements.
3.   NET INCOME PER SHARE
The following table sets forth the computation of basic and diluted net income per share attributable to ordinary shareholders:
In January 2016, the Company’s shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which authorized share capital was reclassified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to four votes on all matters that are subject to shareholder vote. As economic rights and obligations are applied equally to both Class A and Class B ordinary shares, earnings are allocated between the two classes of ordinary shares evenly with the same allocation on a per share basis.
Shares issuable to the investors of Camsing Incident (as defined in Note 13) are included in the computation of basic earnings per share as the shares will be issued for no cash consideration and all necessary conditions have been satisfied upon the settlement.
Diluted net income per share does not include the following instruments as their inclusion would be antidilutive:

4.   INVESTMENTS
The following table summarizes the Group’s investment balances:

As of (Amount in Thousands)		
	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
Long-term investments			
Available-for-sale investments	**–**	**–**	**–**
Investments held by consolidated investment funds measured at fair value	**80,327**	**78,489**	**12,382**
– Other long-term investments			
– Investments measured at fair value	376,957	473,181	74,642
– Investments measured at cost less impairment			
– Private equity funds products	96,302	96,392	15,205
– Other investments measured at cost less impairment	114,986	51,112	8,063
Total other long-term investments	**588,245**	**620,685**	**97,910**
Total long-term investments	**668,572**	**699,174**	**110,292**
Total investments	**761,375**	**763,521**	**120,442**

Held-to-maturity investments consist of investments managed by the Group that have stated maturity and normally pay a prospective fixed or floating rate of return, carried at amortized cost. The Group recorded investment income on these products of RMB1,317 and RMB183 for the three months ended March 31, 2021 and 2022, respectively. The gross unrecognized holding gain was RMB612 and RMB289 as of December 31, 2021 and March 31, 2022, respectively. No credit loss related to held-to-maturity investments was recognized for the three months ended March 31, 2021 and 2022, respectively.
Available-for-sale investment consists of a investment that has stated maturity and normally pay a prospective fixed rate of return, carried at fair value. The available-for-sale investment as of March 31, 2022 of RMB13,733 will mature in 2022. No changes in fair value or realized gains of available-for-sale investment incurred for the periods presented. The amortized cost of the available-for-sale investment was RMB13,805 and RMB13,733 as of December 31, 2021 and March 31, 2022, respectively.
The consolidated investment funds are, for GAAP purposes, investment companies and reflect their investments at fair value. The Group has retained this specialized accounting for the consolidated funds in consolidation. Accordingly, the unrealized gains and losses resulting from changes in fair value of the investments held by the consolidated investment funds are recorded in the interim condensed consolidated statements of operations as investment income.
Other long-term investments consist of investments in several private equity funds as a limited partner with insignificant equity interest and equity investments of common shares of several companies with less than 20% interest. The Group elects to measure these investments at fair value or at cost, less impairment depending on whether the investments have readily determinable fair value. No impairment loss related to investments measured at cost, less impairment was recognized for the three months ended March 31, 2021 and 2022, respectively.

5.   FAIR VALUE MEASUREMENT
As of December 31, 2021 and March 31, 2022, information about (i) inputs into the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition and (ii) investments measured at NAV or its equivalent as a practical expedient is as follows:
Short-term trading debt securities investments are classified as Level 1 because they are valued using quoted prices of the same securities as they consist of bonds issued by public companies and publicly traded. Short-term equity securities measured at fair value are valued based on the quoted stock price of its investees in the active market and are classified within Level 1.
The fair value of available-for-sale investments is measured using discounted cash flow model based on contractual cash flow and a discount rate of prevailing market yield for products with similar terms as of the measurement date, as such, it is classified within Level 2 measurement.

As of December 31, 2021 and March 31, 2022, the Group had several consolidated investment funds whose underlying investments were either bonds or asset management plans. The bonds have stated maturity and normally pay a prospective fixed rate of return and using discounted cash flow model based on contractual cash flow and a discount rate of prevailing market yield for products with similar terms as of the measurement date, as such, it is classified within Level 2 measurement. The asset management plans measured at recent observable transaction prices are classified within Level 2 as well.
Other long-term investments measured at fair value are (i) equity investments in listed companies whose fair value can be obtained through active markets which is classified within Level 1 measurement, (ii) private equity funds categorized within Level 2 or Level 3 of the fair value hierarchy, and (iii) private equity funds measured at NAV.
With respect to the private equity funds within Level 3 measurement, the Group generally uses a market comparable analysis. The valuation methodology requires a subjective process in determining significant inputs and making assumptions and judgments, for which the Group considers and evaluates including, but not limited to, (1) comparable data wherever possible to quantify or adjust the fair value, (2) quantitative information about significant unobservable inputs used by the third party and (3) prevailing market conditions. The uncertainty of the fair value measurement due to the use of these unobservable inputs and assumptions could have resulted in higher or lower determination of fair value. Accordingly, an increase (a decrease) in valuation multiple (e.g. Enterprise Value/EBITDA Multiple and Enterprise Value/Sales Multiple) in isolation would have resulted in a significantly higher (lower) fair value and an increase (a decrease) in illiquidity discount in isolation would have resulted in a significantly lower (higher) fair value of these private equity funds within Level 3 measurement. There is inherent uncertainty involved in the valuation of level 3 investments and therefore there is no assurance that, upon liquidation or sale, the Group could realize the values reflected in the valuations.
A reconciliation of the beginning and ending balances of the investments measured at fair value using significant unobservable inputs (Level 3) for the three months ended March 31, 2022, presented as follows:
Total realized and unrealized gains and losses recorded for Level 3 investments are reported in investment income (loss) in the interim condensed consolidated statements of operations.
The Group also has financial instruments that are not reported at fair value on the consolidated balance sheets but whose fair value is practicable to estimate, which include cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, short-term held-to-maturity investments, loans receivable, other receivables and payables. The carrying amount of these short-term financial instruments approximates their fair value due to the short-term nature.

6.   INVESTMENTS IN AFFILIATES
The following table summarizes the Group’s balances of investments in affiliates:
In May 2011, the Group injected RMB4.0 million into Kunshan Jingzhao Equity Investment Management Co., Ltd (“Kunshan Jingzhao”), a newly setup joint venture, for 40% of the equity interest. Kunshan Jingzhao principally engages in real estate fund management business.
In February 2013, Gopher Asset Management injected RMB21.0 million into Wanjia Win-Win Assets Management Co., Ltd (“Wanjia Win-Win”), a newly setup joint venture, for 35% of the equity interest. Wanjia Win-Win principally engages in wealth management plan management business. In December 2017, the share owned by the Group had been diluted to 28%.
In the fourth quarter of 2016, the Group injected RMB150 million into Gopher Transformation Private Fund, which accounted for 48% of total actual distribution volume. The fund principally invested in a limited partnership to invest one real-estate company. Although managed by Gopher, the fund are not consolidated by the Group based on the fact that substantive kick-out rights exist which are exercisable by a simple-majority of non-related limited partners of the fund to dissolve (liquidate) the fund or remove the Group as the general partner of the fund without cause. In the year 2017, due to capital subscription by limited partners, the equity interest owned by the Group had been diluted to 35%.
The Group invested in private equity funds of funds, real estate funds and real estate funds of funds, and other public securities funds of funds that Gopher serves as general partner or fund manager. The Group held less than 10% equity interests in these funds as a general partner. The Group accounts for these investments using the equity method of accounting due to the fact that the Group can exercise significant influence on these investees in the capacity of general partner or fund manager.
The Group recognized impairment losses totaling nil related to investments in affiliates for the three months ended March 31, 2021 and 2022, respectively.

7.   OTHER CURRENT LIABILITIES
Components of other current liabilities are as follows:
Accrued expenses mainly consist of payables for marketing expenses and professional service fees.
8.   INCOME TAXES
Cayman Islands
Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, the Cayman Islands do not impose withholding tax on dividend payments.
Hong Kong
Under the current Hong Kong Inland Revenue Ordinance, the first HK$2 million of profits earned by the Company’s subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. The profits of group entities incorporated in Hong Kong not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. In addition, payments of dividends from Hong Kong subsidiaries to their shareholders are not subject to any Hong Kong withholding tax.
PRC
Under the Law of the People’s Republic of China on Enterprise Income Tax, domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%. Zigong Noah Financial Service Co., Ltd. falls within the encouraged industries catalogue in Western China, which is eligible for preferential income tax rate of 15%. Ark (Shanghai) Network Technology Co., Ltd. obtained the approval for preferential income tax rate of 15% due to High and New Technology Enterprise in November 2020 and such preferential income tax rate will expire in 2023.

The tax expense comprises:
For interim income tax reporting, the Group estimates its annual effective tax rate and applies it to its year-to-date ordinary income.
9.   LOANS RECEIVABLE, NET
Loans receivable as of December 31, 2021 and March 31, 2022 consists of the following:
The loan interest rates range between 4% and 17% for the three months ended March 31, 2021 and 2022. Majority of loans were short-term loans and recorded within loans receivable, net, and long-term loans of RMB65.5 million were recorded in other non-current assets as of March 31, 2022. RMB620.8 million and RMB649.3 million of the balance is secured by collateral as of December 31, 2021 and March 31, 2022, respectively. The Group also purchased past due loans from third parties with the amount of RMB18.1 million and nil for the three months ended March 31, 2021 and 2022, respectively. The purchased past due loans of RMB17.4 million and RMB4.3 million were collected or transferred to other investors, for the three months ended March 31, 2021 and 2022, respectively.

The following table presents the activity in the allowance for loan losses as of and for the three months ended March 31, 2022.
During the three months ended March 31, 2022, loans receivable of RMB213 written off previously was recovered and recorded as credits to provision for credit losses.
10.   LEASE
As a lessee:
Operating lease assets primarily represents various facilities under non-cancelable operating leases expiring within one to ten years. Lease costs are included in either selling or general, and administrative expenses depending on the use of the underlying asset. Operating lease expenses, including the short-term lease cost which was immaterial, were RMB23,828 and RMB24,431 for the three months ended March 31, 2021 and 2022, respectively. Cash payments against operating lease liabilities were RMB23,485 and RMB26,233 for the three months ended March 31, 2021 and 2022, respectively.
Supplemental consolidated balance sheet information related to leases was as follows:

The maturities of operating lease liabilities for the next five years and thereafter as of March 31, 2022, are as follows:
11.   SHARE REPURCHASE
On December 1, 2020, the Company announced that its board of directors authorized a share repurchase program (the “Share Repurchase Program”) under which the Company may repurchase up to US$100 million worth of its ADSs over the following two years. The Company completed the Share Repurchase Program on February 25, 2021. For the three months period ended March 31, 2021, the Company purchased an aggregate of 1,145,366 ADSs (represents 572,683 ordinary shares) for a total cash consideration of RMB363,073, including repurchase commissions.
12.   SHARE-BASED COMPENSATION
The following table presents the Company’s share-based compensation expense by type of award:
During the year ended December 31, 2017, the Group adopted its 2017 share incentive plan (the “2017 Plan”). Under the 2017 Plan, the maximum aggregate number of shares in respect of which options, restricted shares, or restricted share units may be issued shall be 2,800,000 shares. The term of any options, restricted shares, or restricted share units granted under the 2017 Plan shall not exceed ten years. Options, restricted shares or restricted share units generally vest 25% on the first anniversary of the grant date with the remaining 75% vesting ratably over the following 36 months. No share options or non-vested restricted shares were granted for the three months ended March 31, 2021 and 2022, respectively. As of March 31, 2022, there was RMB70,519 of unrecognized compensation expense related to unvested share options, which is expected to be recognized over a weighted average period of 4.90 years. The total fair value of non-vested restricted shares vested during the three months ended March 31, 2021 and 2022 was RMB8,287 and RMB1,716, respectively. As of March 31, 2022, there was RMB37,654 in total unrecognized compensation expense related to such non-vested restricted shares, which is expected to be recognized over a weighted-average period of 4.44 years.

13.   SETTLEMENT FOR CAMSING INCIDENT
In July 2019, in connection with certain funds managed (“Camsing Credit Funds” or “Camsing Products”) by Shanghai Gopher Asset Management Co., Ltd. (“Shanghai Gopher”), a consolidated affiliated subsidiary of the Company, it is suspected that fraud had been committed by third parties related to the underlying investments (the “Camsing Incident”). A total of 818 investors were affected, and the outstanding amount of the investments that is potentially subject to repayment upon default amounted to RMB3,415.5 million.
Settlement Plan
To preserve the Group’s goodwill with affected investors, it voluntarily made an ex gratia settlement offer (the “Settlement Plan”) to affected investors. An affected investor accepting the offer shall receive restricted share units (“RSUs”), which upon vesting will become Class A ordinary shares of the Company, and in return forgo all outstanding legal rights associated with the investment in the Camsing Credit Funds and irrevocably release the Company and all its affiliated entities and individuals from any and all claims immediately, known or unknown, that relate to the Camsing Credit Funds. The number of Class A ordinary shares each investor is entitled to is determined based on a fixed ratio of the investor’s outstanding investments in Camsing Products at 2,886 ADSs per RMB1 million.
On August 24, 2020, the Settlement Plan was approved by the Board of Directors of the Company that a total number of new Class A ordinary shares not exceeding 1.6% of the share capital of the Company has been authorized to be issued each year for a consecutive ten years for the Settlement Plan.
Two plans (“Plan A” or “Plan B”) were offered for the investors to choose. Under Plan A, the Group will issue RSUs to the investor’s designated trust plan. 1/10 of the RSUs shall be vested immediately at contract inception and the remaining 9/10 will be vested evenly in the following 9 years subject to certain performance conditions by the investors. Plan B has the same terms as those of Plan A, except that the investor has an option (the “Option”) to call back the beneficial rights of transferred Camsing Products (but not the legal title) or keep the RSUs at the third anniversary of contact (“Year 3”). All RSUs issued within the period from contract inception to Year 3 cannot be vested until the investor chooses to retain the RSUs. Under either plan, mutual understandings are established that the Group has committed and has contractual obligations to issue the shares to the settled investors regardless of the actual execution of the Option, which is deemed remote to occur, and/or the fulfillment of the performance conditions.
The Group evaluated and concluded the financial instruments to be issued under the Settlement Plan meet equity classification under ASC 815-40-25-10. Therefore, such instruments were initially measured at fair value and recognized as part of additional-paid-in-capital.
To value the RSUs, the Group uses the Black-Scholes pricing model to calculate the discounts for lack of marketability. Determining the appropriate fair-value model and calculating the fair value of RSUs requires considerable judgment, including estimating stock price volatility. The computation of expected volatility was based on the historical volatility of the Company’s common shares for a period that coincides with restriction period of the RSUs.
As of March 31, 2022, 595 out of the total 818 investors (approximately 72.7%) had accepted settlements under the plan, representing RMB2,574.9 million out of the total outstanding investments of RMB3,415.5 million (approximately 75.4%) under the Camsing Products. The total number of RSUs to be issued is 3,533,420 shares. No settlement incurred for the periods presented.
The Option under Plan B can be exercised separately from the RSUs and is determined to be a freestanding derivative liability and measured at estimated fair value based on the recovery value of Camsing Products. The Group used the available information and determined the fair value of Option to be nil as of December 31, 2021 and March 31, 2022, respectively. The fair value of the derivative will be re-assessed at each reporting period.
14.   EMPLOYEE BENEFIT PLANS
Majority of full time employees of the Group participate in a PRC government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits were RMB53,913 and RMB62,128 for the three months ended March 31, 2021 and 2022, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.
15.   SEGMENT INFORMATION
The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Group’s CODM has been identified as the chief executive officer, who reviews consolidated results including revenues, operating cost and expenses and income (loss) from operations when making decisions about allocating resources and assessing performance of the Group.
The Group believes it operates in three reportable segments: wealth management, asset management and, other business. The Group’s CODM does not review balance sheet information of the segments.
Segment information of the Group’s business is as follow:

Three Months Ended March 31, 2021 (Amount in Thousands)			
	Wealth Management Business	Assets Management Business	Other Businesses	Total
	RMB	RMB	RMB	RMB
Total compensation and benefits	(422,079)	(138,936)	(21,110)	(582,125)
Selling expenses	(66,827)	(12,001)	(4,627)	(83,455)
General and administrative expenses	(55,924)	(18,094)	(6,267)	(80,285)
Provision for credit losses	–	–	(3,407)	(3,407)
Other operating expenses	(22,083)	(1,805)	(3,200)	(27,088)
Government subsidies	38,596	15,283	135	54,014
Total operating cost and expenses	**(528,317)**	**(155,553)**	**(38,476)**	**(722,346)**
Income (loss) from operations	**418,135**	**114,475**	**(30,220)**	**502,390**

	Three Months Ended March 31, 2022 (Amount in Thousands)			
	Wealth Management Business	Assets Management Business	Other Businesses	Total
	RMB	RMB	RMB	RMB
Revenues:				
Revenues from others				
One-time commissions	81,154	–	–	81,154
Recurring service fees	193,379	–	–	193,379
Performance-based income	142,911	–	–	142,911
Other service fees	19,113	–	19,647	38,760
Total revenues from others	436,557	–	19,647	456,204
Revenues from funds Gopher manages				
One-time commissions	11,859	9,296	–	21,155
Recurring service fees	118,871	174,181	–	293,052
Performance-based income	13,868	18,199	–	32,067
Total revenues from funds Gopher manages	144,598	201,676	–	346,274
Total revenues	**581,155**	**201,676**	**19,647**	**802,478**
Less: VAT related surcharges and other taxes	(2,711)	(1,039)	(3,036)	(6,786)
Net revenues	**578,444**	**200,637**	**16,611**	**795,692**
Operating cost and expenses:				
Compensation and benefits				
Relationship manager compensation	(99,688)	(10,307)	–	(109,995)
Other compensations	(148,135)	(89,517)	(10,258)	(247,910)

The following table summarizes the Group’s revenues generated by the different geographic location.
Substantially all of the Group’s revenues are derived from, and its assets are located in the Mainland China and Hong Kong.
16.   RELATED PARTY TRANSACTIONS
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions.

Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.
The table below sets forth major related parties and their relationships with the Group:
Company Name	Relationship with the Group
Sequoia Capital Investment Management (Tianjin) Co., Ltd.	Affiliate of shareholder of the Group
Wanjia Win-Win	Investee of Gopher Asset Management Co., Ltd. (“Gopher Assets”)
Zhejiang Vanke-Noah Asset Management Co., Ltd. (“Zhejiang Vanke”)	Investee of Gopher Assets
Shanghai Dingnuo Technology Co., Ltd. (“Dingnuo”)	Affiliate of shareholder of the Group
Investee funds of Gopher Assets	Investees of Gopher Assets, a consolidated VIE of the Group
Investee funds of Gopher Capital GP Ltd.	Investees of Gopher Capital GP Ltd., a subsidiary of the Group
Shanghai Noah Charity Fund	A charity fund established by the Group
During the three months ended March 31, 2021 and 2022, related party transactions were as follows:

As of December 31, 2021 and March 31, 2022, amounts due from related parties associated with the above trading transactions were comprised of the following:
As of December 31, 2021 and March 31, 2022, amounts due from related parties associated with the above trading transactions were comprised of the following:
These non-trade loans are due on demand and expected to be matured within one year, most of which are interest free.
As of December 31, 2021 and March 31, 2022, deferred revenues related to the recurring management fee received in advance from related parties were comprised of the following:
During the three months ended March 31, 2021 and 2022, donation made to Shanghai Noah Charity Fund were nil and RMB0.2 million, respectively.
During the three months ended March 31, 2021 and 2022, the Group paid nil and RMB0.2 million as service fees to Dingnuo for development of an online mutual fund work station for the Group’s relationship managers and one-stop service platform for private equity fund managers, respectively.

17.   CONTINGENCIES
Camsing Incident
As disclosed in Note 13, the Group offered a voluntary settlement plan in 2020 to all affected Camsing investors, and as of March 31, 2022, approximately 72.7% of the Camsing investors had accepted the settlement plan, representing approximately 75.4% of the total outstanding investments of RMB3,415.5 million under the Camsing Products. The Group currently has no new settlement plan for the remaining unsettled investors, but would not preclude reaching settlements in the future with similar terms. The Group estimated the probable amount of future settlement taking into consideration of possible forms of settlement and estimated acceptable level, and recorded it as a contingent liability in the amount of RMB431.1 million as of March 31, 2022.
As of March 31, 2022, there were 31 investors whose legal proceedings against Shanghai Gopher and/or its affiliates, with an aggregate claim amount approximately RMB109.6 million were still outstanding. The Group is of the view that these proceedings will not have a material adverse effect on the Group’s business. As of the date of the approval of these interim condensed consolidated financial statements by the Board of Directors of the Company, the management has assessed, based on its PRC legal counsels’ advices, the Group cannot reasonably predict the timing or outcomes of, or estimate the amount of loss, or range of loss, if any, related to the pending legal proceedings.
Others
The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. Other than those related to the Camsing Incident, the Group does not have any pending legal or administrative proceedings to which the Group is a party that will have a material effect on its business or financial condition.
18.   SUBSEQUENT EVENTS
The Group has evaluated subsequent events through June 30, 2022, being the date of approval of these interim condensed consolidated financial statements by the Board of Directors of the Company, and noted no significant subsequent events.